UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 18, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 23, 2008
  Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD'S HOLLISTER PROJECT INCREASES MEASURED AND INDICATED RESOURCES BY 60% TO 1.6 MILLION OUNCES

June 18, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) announced today that underground drilling has expanded and upgraded the mineral resources in the measured and indicated category at the Company's Hollister Project on the Carlin Trend in Nevada, USA by 60% from 1 million to 1.6 million ounces. Overall the mineral resources increased by 15% from 2 million to 2.3 million ounces.

Further exploration and infill drilling, totaling approximately 30,000 feet and adding to the 55,000 feet completed for the Feasibility Study, was completed in the period from March 2007 to January 2008 to fill in gaps and to explore the deeper parts of the deposit. Results of the resource estimates based on this drilling at a range of cut-offs are tabulated below. At a 0.25 oz/ton cut-off, approximately 1.6 million gold equivalent ounces are contained in estimated measured and indicated resources of 1,615,000 tons at a grade of 0.87 oz/ton. A further 680,000 gold equivalent ounces are contained in inferred resources of 1,252,000 tons at a grade of 0.51 oz/ton.
hollister MINERAL resources June 2008

HOLLSIDER MINERAL RESOURCES JUNE 2008

RESOURCE CATEGORY	CUT-OF oz/Ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	OUNCES Au Equivalent
MEASURED	0.25	1,121,000	1,017,000	0.91	31.29	1,023,000	5.55	190.45	6,227,000	1,167,000
	0.28	1,027,000	931,000	0.97	33.33	998,000	5.92	202.99	6,078,000	1,138,000
	0.35	867,000	786,000	1.09	37.50	948,000	6.61	226.56	5,725,000	1,080,000
INDICATED	0.25	494,000	448,000	0.76	26.13	376,000	2.33	80.00	1,152,000	403,000
	0.28	442,000	401,000	0.82	28.11	363,000	2.48	84.93	1,095,000	388,000
	0.35	361,000	328,000	0.93	32.00	337,000	2.69	92.39	974,000	360,000
TOTAL MEASURED & INDICATED	0.25	1,615,000	1,465,000	0.87	29.71	1,399,000	4.57	156.68	7,379,000	1,569,000
	0.28	1,469,000	1,333,000	0.93	31.76	1,360,000	4.88	167.45	7,173,000	1,526,000
	0.35	1,228,000	1,114,000	1.05	35.88	1,285,000	5.46	187.07	6,699,000	1,440,000
INFERRED	0.25	1,252,000	1,136,000	0.51	17.40	635,000	1.43	49.10	1,793,000	677,000
	0.28	1,149,000	1,043,000	0.53	18.14	608,000	1.39	47.74	1,600,000	645,000
	0.35	848,000	770,000	0.61	20.80	515,000	0.99	33.81	837,000	534,000

Gold equivalent was calculated by using the following metal prices: US$650/oz for Au and US$15/oz for Ag.
Metallurgical recoveries assumed to be 100% for contained metal values.

The short term focus of the exploration program was directed at converting previous inferred resources to measured and indicated categories. To date significant success has been achieved. The longer term focus of the ongoing program is to explore the deposit along strike and at depth, with good progress overall.

The Company currently has two drill rigs in operation underground with a third expected to be mobilised shortly. Surface exploration is focused on the Hatter Graben area, the East Clementine structure and the South Velvet area. Four surface core drills are on site and 13 holes have been completed so far on these targets. The results of this program will be released as soon as sufficient information is available.

Ferdi Dippenaar, President and CEO, commented: "A total of 868,500 tons at an average grade of 1.01 oz/ton gold and 4.3 oz/ton silver at a cut-off grade of 0.28 oz/ton, yielding 876,000 oz of gold and 4,300,000 oz of silver was used for the current mine plan in the July 2007 Feasibility Study (see Great Basin Gold News Release July 12 2007), resulting in a recovery of 956,000 equivalent ounces of gold over a 6 year life-of-mine. With the increased size of the measured and indicated resource, the life-of-mine plan for Hollister could change, possibly extending the life of the operations considerably.

The results from drilling at Hollister support the Company's decision to invest US$14 million in ongoing exploration. Only a portion of the assays are available and our stated objectives are being achieved, which bodes well for the remainder of the program."

The mineral resources were estimated by using a combination of ordinary kriging and inverse distance. The estimates were completed by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, who has reviewed and approved the information. Details of the estimate will be included in a technical report in 45 days.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.